SingTel

07025135

27 June 2007

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
JUL 1 0 2007
WASH. D.C. 185 SECTION

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 18 June 2007 to 22 June 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

PROCESSED
JUL 16 2007
THOMSON
FINANCIAL

dlw 7/11

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	21-Jun-2007 17:16:06
Announcement No.	00061

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	19-06-2007
2.	Name of Substantial Shareholder *	Temasek Holdings (Private) Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	18-06-2007
2.	The change in the percentage level	From 56.5 % To 55.96 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	A series of transactions through Temasek's associated companies and subsidiaries; the transfer of shares by DBS Bank Ltd for Temasek to holders of certain exchangeable bonds issued by Somerset Global Corporation Limited; decrease of the issued share capital due to capital reduction; and issuance of shares pursuant to the exercise of share options resulting in the increase of the issued share capital of SingTel.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in percentage level is the result of a series of transactions from 24 March 2006 to 18 June 2007.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	9,066,895,692	370,457,933
As a percentage of issued share capital	54.28 %	2.22 %
No. of shares held after the change	8,613,550,910	289,992,834
As a percentage of issued share capital	54.14 %	1.82 %

Footnotes

The percentages for "no. of shares held before the change" are computed based on an issued share capital of 16,702,673,216 shares as at 23 March 2006.

The percentages for "no. of shares held after the change" are computed based on an issued share capital of 15,909,944,831 shares as at 18 June 2007.

These transactions were reported to Singapore Telecommunications Limited on 20 June 2007.

Attachments:

Total size = **0**
(2048K size limit recommended)

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From: Lim Li Ching
Sent: Thursday, June 21, 2007 5:16 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 21, 2007 5:16:06 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

```
Your Corporate Announcement submission has been received successfully. Please check your
announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Ar )uncement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00061
Submission Date & Time :: 21-Jun-2007 17:15:21
Broadcast Date & Time :: 21-Jun-2007 17:16:06
Company Name :: SINGTEL
Submitted By :: Ms Chan Su Shan
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/06/2007

TIME: 19:24:58

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Thursday, June 21, 2007 5:25 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 469170.pdf

469170.pdf (99 KB)

ASX confirms the release to the market of Doc ID: 469170 as follows:
Release Time: 21-Jun-2007 19:24:50
ASX Code: SGT
File Name: 469170.pdf
Your Announcement Title: Notice of a change in the percentage level of a substantial

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	21-Jun-2007 06:52:43
Announcement No.	00002

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Investor Day 2007 - Presentation by Lim Chuan Poh, CEO International, SingTel
Description	
Attachments:	LCP210607.PDF Total size = **402K** (2048K size limit recommended)

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SingTel International

SingTel Investor Day 2007
21 June 2007 - Singapore



Mr Lim Chuan Poh,
CEO International

SingTel

An increasingly bigger part of the Group

Aggregate base at Mar 07[1] **124m**

Regional mobile FY07 proportionate EBITDA **38%**


Pacific B'desh Telecom
45%
AIS
21%
GLOBE TELECOM
45%
bharti
30%
SingTel
100%
TELKOMSEL
35%
'yes' OPTUS
100%


Others
1%
Australia
31%
38%
Regional Mobile
30%
Singapore

1. Mobile sub numbers as at Mar 07

SingTel

Snapshot of our Regional Investments

➢ investments continue to grow/maintain their market position

	bharti	TELKOMSEL	GLOBE TELECOM	AIS	PBTL
Effective stake (%)	30.5%	35.0%	44.5%	21.4%	45.0%
Market position[1]	#1	#1	#2	#1	#4
Market share (%)[1]	23%	55%	38%	49%	5%
Penetration[2]	15%	30%	51%	68%	16%
Year of initial investment	2000	2001	1993	1999	2005



Customer base in year of initial investment
Customer base FY06/07E
0.3m
37.1m
3.3m
38.9m
0.0
16.9m
1.2m
21.1m
0.5m
1.2m

Figures as at 31 March 2007

Key challenges

1. Identifying potential markets
- focus on Asia
- form strategic fit

2. Preparing for the future
- creating regional synergies
- evaluating new opportunities

3. Managing key risks

4. Continuing the momentum

SingTel

Identifying potential investments
➢ focus remains in Asia while exploring new markets


NORTH ASIA
Japan, Korea, China,
Hong Kong, Taiwan
SOUTH ASIA
Pakistan
India
Bangladesh
Sri Lanka
INDOCHINA
Myanmar,
Cambodia, Laos,
Vietnam
SOUTHEAST ASIA
Malaysia
Philippines
Indonesia
Thailand


Central Asia
Middle East

- Potentially attractive growth markets
- To study markets, build relationships and explore investment potential

NB. Countries in red represent existing Investments

SingTel

Identifying potential investments

➢ strategic fit

Market structure

- Sizeable under-penetrated market with strong growth potential; OR
- Mature operations with significant scope for SingTel to add value

Strategic participation

- Involvement/influence in business
- Growth enhancement and synergies from participation in SingTel Group

Strong partnership

- Common goal to grow the business
- Leverage local partners' knowledge of markets
- SingTel's participation strengthens governance/internal controls

SingTel

Preparing for the future
> creating regional synergies

1 Technological systems

Technical Support
- Explore regional systems for management of inventory and network
- Business continuity planning – regional system redundancy
- Develop shared regional networks for emerging technologies (e.g. WiMAX)

2 Sales/marketing - scale/interoperability/cross learning

Regional Business
- Analysis of sales/marketing programmes for cross learning/implementation
- Going beyond central procurement of SIMs and into handsets/content customization for Bridge and Associates

3 Providing leadership

Regional Mobile activities
- Develop framework for centralized sharing of best practices
- Build relationships and trust amongst investments through value-adding regional activities – eg forums, touching life fund

4 Talent management

Regional HR
- Identification and development planning of skills / attributes required for region
- Resource management – succession planning
- Performance measurement & management

Preparing for the future
> evaluating new opportunities

Increase value potential by identifying strategic fit and synergies

1 In-country

Explore upstream & downstream opportunities adjacent to Telco industry

In-country growth through regional initiatives

2 Adjacent countries

Tap synergies in neighboring countries and markets with strong cultural fit – seen as extension to home market eg Cambodia & Vietnam

3 3rd countries

Leverage strong links with 3rd countries to consider joint investments with associates eg Filipino captive market in Middle East

Share Risk + **Strengthen Strategic ties** + **Increased Resource Pool**

SingTel

Managing key risks

	Key risks	Strategy
TELKOMSEL	• Price competition from new entrants and fixed wireless • High cost structure due to backhaul/power costs	• Mitigate price erosion with market segmentation • Manage pace of rural rollout
bharti building telecom building partnerships	• Overseas expansion by Bharti	• Leverage SingTel's M&A experience; co-investments with SingTel • Leverage India's trade links and historical ties
AIS	• *Continuing price war* • Regulatory uncertainty over changes to concession agreement • Political developments in Thailand	• *More leverage on SingTel regional mobile capabilities and/or Bridge alliance* • Collaborate with Government to ensure equal & fair treatment for all operators

SingTel

Managing Key Risks

	Key risks	Strategy
GLOBE TELECOM	• Ability to transcend the fast maturing mobile market into the wireless/mobile data space	• Extending wireless competencies into fixed broadband space with DSL rollout and adopting future technologies such as Wimax
CITYCELL Because we care	• Challenges of CDMA in a GSM market	• Strengthen focus on acquisition • Achieve critical mass for handset breakeven cost for customers

SingTel

Continuing the momentum

Subscriber growth momentum



Mobile subs (m)
17
28
40
57
77
115
FY02
FY03
FY04
FY05
FY06
FY07

Contribution to the Group



S$ (m)
241
67
1,032
272
1,120
680
1,260
355
1,649
616
2,072
673
FY02
FY03
FY04
FY05
FY06
FY07
Share of results (PBT)
Dividends

SingTel

SingTel

Asia's Leading Communications Company


OPTUS
hello!
OPTUS

www.singtel.com

SingTel

From: Lim Li Ching
Sent: Thursday, June 21, 2007 6:53 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 21, 2007 6:52:43 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

```
Your Corporate Announcement submission has been received successfully. Please check your
announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00002
Submission Date & Time :: 21-Jun-2007 06:51:50
Broadcast Date & Time :: 21-Jun-2007 06:52:43
Company Name :: SINGTEL
Submitted By :: Ms Chan Su Shan
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/06/2007

TIME: 09:05:44

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Investor Day 2007 - Presentation by Lim Chuan Poh

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: ASX.Online@asx.com.au
Sent: Thursday, June 21, 2007 7:06 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 468688.pdf

468688.pdf (402 KB)

ASX confirms the release to the market of Doc ID: 468688 as follows:
Release Time: 21-Jun-2007 09:05:34
ASX Code: SGT
File Name: 468688.pdf
Your Announcement Title: SingTel Investor Day 2007 - Presentation by Lim Chuan Poh, C

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	21-Jun-2007 06:54:50
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Investor Day 2007 - Presentation by Paul O'Sullivan, CEO Optus
Description	
Attachments:	POS210607.PDF Total size = **447K** (2048K size limit recommended)

Close Window

SingTel Optus

SingTel Investor Day 2007
21 June 2007 - Singapore



Mr Paul O'Sullivan
Optus Chief Executive Officer

'yes' OPTUS

SingTel

Forward looking statements - important note

The following presentation may contain forward looking statements by the management of SingTel Optus relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.

'yes' OPTUS

SingTel

Highlights of FY07

Delivering on our promises

- Met FY07 guidance
- EBITDA returning to growth
- Outperformed many in the industry

Strong underlying business

- Maintained mobile market share with the best margins in the industry
- Continued leadership in prepaid mobile
- Accelerating ULL sales and migrations
- Continuing to gain Corporate share

Delivering transform-ation

- First phase of IT system transformation complete
- Continued customer care offshoring to India and the Philippines
- Core IP network delivered, new IP products well advanced

Looking to the future

- Launched the first D-series satellite with two more in the pipeline
- Announced extensive regional 3G mobile rollout
- Leading the G9 to ensure fair competition in broadband

'yes' OPTUS

SingTel

Opportunities for the future

Build and exploit mobile scale



50%
40%
30%
20%
10%
0%
EBITDA Margin FY06/07[1]
Optus
Telstra
Voda
3
10%
20%
30%
40%
50%
Subscriber Share at Dec 06[2]

Attack incumbent's fixed profit pool



100%
80%
60%
40%
20%
0%
Optus and Other
Telstra
Optus and Other
Telstra
Mobile
Fixed Voice & Data
EBITDA FY06/07

1 Source: ACMA; Carrier results; Optus analysis

2 Source : JPMorgan 5 March 2007

'yes' OPTUS

SingTel

Opportunities for the future - Mobile

Build and exploit mobile scale

1. Grow network scale in regional Australia
2. Build supporting regional distribution
3. Exploit the incumbent's dilemma with mobile caps
4. Grow mobile data with open approach to content
5. Create new growth opportunities through multiple brands

Attack incumbent's fixed profit pool

Mobile: growing regional network scale

3G coverage today



Future 3G coverage



Two tiers of coverage being created:

- Two national 3G networks
- Two metro-only 3G networks

'yes' OPTUS

SingTel

Mobile: supported with new regional distribution



'yes'
OPTUS

'yes' Optus Gen 4 store Bathurst

Recent Optus World openings

- Bathurst – Apr 07
- Ballarat – Nov 05
- Hervey Bay – Nov 05
- Bendigo – Aug 05
- Coffs Harbour – Sep 05

+

- 15 new regional Optus World and partner stores planned for this year

'yes' OPTUS

SingTel

Mobile: targeting the incumbent with caps


FOR THE FIRST TIME IN BLACK & WHITE.
OPTUS
$49 CAP Plan
$300
VS
TELSTRA
$40 Phone Plan
$35
HURRY INTO YOUR LOCAL OPTUS SHOP OR VISIT
WWW.OPTUS.COM.AU AND MAKE UP YOUR OWN MIND
'yes' OPTUS

Post Federal court victory


THE AD TELSTRA DIDN'T WANT YOU TO SEE.
OPTUS
$49 CAP Plan
$300
VS
TELSTRA
$40 Phone Plan
$35
JUDGE FOR YOURSELF AT WWW.OPTUS.COM.AU
OR VISIT AN OPTUS SHOP OR DEALER TODAY
'yes' OPTUS

'yes' OPTUS

SingTel

Mobile: content supporting data use

Growing data usage



Data as % of ARPU
+7pp
19
26
Q4 FY06
Q4 FY07

Enabled by content partnerships

Google Australia, ABC abc.net.au, MTV, Disney, CNN, eBay

'yes' OPTUS

SingTel

Mobile: growth through multiple brands

'yes' OPTUS	Core brand
Virgin mobile	Attacker brand

\+
wholesale partner brands

Opportunities for the future - Fixed

Build and exploit mobile scale

1. Grow network scale in regional Australia
2. Build supporting regional distribution
3. Exploit the incumbent's dilemma with mobile caps
4. Grow mobile data with open approach to content
5. Create new growth opportunities through multiple brands

Attack incumbent's fixed profit pool

1. Complete extension of on-net footprint
2. Exit unprofitable resale in remaining off-net areas
3. Develop new alternatives to attack fixed profit pool
4. Drive migration to IP in Corporate
5. Ensure fair competitive outcome in Fibre-to-the-Node

Fixed: expanding our on-net market

- Grow share beyond current levels (<20%)
- Migrate current resale customers who are/will be covered by the ULL footprint

✓ **Improved economics**

✓ **Improved customer experience**

'yes' OPTUS



On-net coverage to reach 3.9m households
HFC
ULL today
Offnet
Remaining ULL rollout
Nb Optus assumes 8m households in Aust

SingTel

Fixed: exiting unprofitable off-net resale


On-net coverage to reach 3.9m householas
HFC
ULL today
Offnet
Remaining ULL rollout
Nb Optus assumes 8m households in Aust

- Exit unprofitable resale business that our own network is unable to address

✓ **Cost savings**

✓ **Reduce out-payments to the incumbent**

Fixed: new alternatives to extend footprint?


3G/HSPA?
HFP?
FTTN?
HFC/ULL
WiMax?
Wireless
Fixed
Lithgow
Blackheath
Katoomba
Richmond
Berowra
Woy Woy
Sydney
Narellan
Camden
Campbelltown
Picton

'yes' OPTUS

SingTel

Breaking News: Broadband Connect win

Optus and Elders will bring competition to regional Australia

- Government funding of $958m to OPEL – 50:50 Optus/Elders JV
- Shareholders' $200m cash + in kind contributions
- Target market of 3.7m rural and regional premises
- Mixture of ADSL 2+ & broadband wireless
- Exploiting existing infrastructure
- July 2009 target rollout completion

Benefits to Optus

1. Expand 'on-net' market
2. Expand regional backhaul (retire Telstra leases)
3. Supports mobile network expansion

Fixed: leading the transition to IP



IP Migration Curve
% of Customers using IP
60%
17%
2005
2010

Opportunities

- Significant market share can be captured
- ICT Services will pull through more IP

Challenges

- Traditional voice revenues will be cannibalised
- Requires 'on-net' focus
- IP based product suite (eg IPVPN) critical for success

'yes' OPTUS

SingTel

Fixed: advocating fair FTTN competition

- ✓ Optus/G9 lodged their Special Access Undertaking on May 30
- ✓ Expert panel announced to decide who will build a FTTN network on June 18

Optus/G9 ready to compete for the right to build a new metro high speed broadband network

SingTel Optus

SingTel Investor Day 2007
21 June 2007 - Singapore



Mr Paul O'Sullivan
Optus Chief Executive Officer

'yes' OPTUS

SingTel

Appendix

‘yes’ OPTUS

SingTel

Extending our satellite leadership



2006	2007	2009
D1	**D2**	**D3**
▪ Launched in October 2006	▪ Scheduled for launch late 2007	▪ Scheduled for launch 2009
▪ Orbit location 160E	▪ Orbit location 152E	▪ Orbit location 156E

'yes' OPTUS

SingTel

Re-engineering our cost base

Integrated business and IT transformation
- first phase delivered

Customer Care & Billing + Web Transformation
+ +
Customer Experience + Product Simplification

Cost to serve customers reducing

- **Offshoring call centres to India & The Philippines**
  - ✓ over 1,000 heads
- **Procurement**
  - ✓ buying power of SingTel Group
- **Relocating Sydney offices to single site**
  - ✓ state-of-the-art campus
  - ✓ annual savings ~$20m

From: Lim Li Ching
Sent: Thursday, June 21, 2007 6:55 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 21, 2007 6:54:50 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00003
Submission Date & Time :: 21-Jun-2007 06:53:56
Broadcast Date & Time :: 21-Jun-2007 06:54:50
Company Name :: SINGTEL
Submitted By :: Ms Chan Su Shan

=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/06/2007

TIME: 09:09:13

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Investor Day 2007 - Presentation by Paul O'Sullivan

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: ASX.Online@asx.com.au
Sent: Thursday, June 21, 2007 7:09 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 468695.pdf

468695.pdf (447 KB)

ASX confirms the release to the market of Doc ID: 468695 as follows:
Release Time: 21-Jun-2007 09:09:09
ASX Code: SGT
File Name: 468695.pdf
Your Announcement Title: SingTel Investor Day 2007 - Presentation by Paul O Sullivan,

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	21-Jun-2007 06:57:34
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Investor Day 2007 - Presentation by Koh Kah Sek, CFO (Singapore), SingTel and Vicki Brady, VP (Consumer Marketing), SingTel
Description	
Attachments:	KKSnVB210607.PDF Total size = **397K** (2048K size limit recommended)

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Singapore Strategy

SingTel Investor Day 2007

21 June 2007 - Singapore

Ms Koh Kah Sek
CFO Singapore



Ms Vicki Brady
VP (Consumer Marketing)



SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Key initiatives for Singapore

1. Protect market leadership
2. Win share in growth segments
3. Create innovation engine

Lead and Shape in Singapore

Protect market leadership

Postpaid mobile

- strong FY07 share of net adds **64%**



Market share of postpaid customers
42.9%
43.9%
44.1%
FY07 net adds
66K
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07
3Q FY07
4Q FY07

International telephone

- volume recovery offsets tariff declines



Revenues (S$ m)
152
149
150
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07
3Q FY07
4Q FY07

Getting customers to 3G:

- FY07 postpaid ARPU **S$71**
- FY07 data as % of postpaid ARPU **27%**

SingTel

Win share in growth segments

Prepaid mobile
- FY07 share of net adds

32%



Market share of customers
28.8%
28.9%
28.9%
FY07
net adds
96K
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07
3Q FY07
4Q FY07

Targeting foreign workers:
- strengthened distribution
- simplified value proposition
- increased ground activities in hot spots

Broadband
- net adds boosted by no-frill plans



Broadband subs ('000)
311
405
28
433
421
63
484
Wireless @SG customers[1]
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07
3Q FY07
4Q FY07

Enhancing value proposition:
- no frill plans for lower speeds
- Smartwizard self help tool
- exclusive tie-ups with hottest games

1. Unique Wireless@SG customers who do not subscribe to SingNet's residential broadband services

Win share in growth segments

Managed services
• growing contribution[1]


22%
Revenues (S$ m)
39
51
50
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07
3Q FY07
4Q FY07

Landmark deals
• Sentosa - intelligent island network
• Changi Airport - secured wireless solution

1. As percentage of FY07 data revenues

IP-VPN
• extending coverage

ConnectPlus IP-VPN
• Asia Pacific's No. 2 IP-VPN provider excluding Japan
• Increasing coverage from 29 to 72 cities
  • Asia & Middle East (+26)
  • Europe & Africa (+10)
  • North & South America (+7)
• Integrated network view (GDP) across strategic partner networks in June 2007
• Ethernet access enabled in 12 countries, DSL access in 3 countries
• Satellite IP access to launch in July 2007

SingTel

Create innovation engine

National telephone

Lower revenues due to:

- dial-up to broadband migration
- fixed to mobile substitution

DEL market share[1] 96%


GENERATION mio
FOR EVERYTHING YOU LOVE
AT HOME AND BEYOND

Reposition home telephone socket to gateway to a world of communication, infotainment, and other possibilities

mio

- basis for us to provide a bundled mobile, broadband and telephone services
- upgraded with new services every quarter
- NBN compatible
- Number of mio customers[1] 14K

1. As at 31 March 2007

Create innovation engine

Corporate business

Business group innovation

360

- integrated voice and data plan for companies
- *offers end-to-end solutions that helps* enterprises streamline communications needs and increase productivity

NCS

- FY07 overseas revenue ▲32%
- strong growth in Middle East & Australia

IPTV

- move into adjacent platforms

Content focus

- English, Mandarin & dialect entertainment/movies
- documentaries/info-tainment
- multiple HD channels

Capex overlaid on existing telephone network

Commercial launch later this year

Next Generation National Broadband Network

Timeline

Activity	Timeline
• Issue of RFP to qualified bidders	Mid – Aug 07
• Award of winning bid	End – Dec 07

Pre-qualification

SingTel pre-qualified as:

- Single Entity
- Alcatel Consortium – with Babcock & Brown Australia, Emtelle UK and SingTel
- SingTel Consortium – Babcock, Cisco and Macquarie Bank

Key initiatives for Singapore



Create excellent customer experience
Restructure cost base
Build human capital
Lead and Shape in Singapore

SingTel

SingTel

Asia's Leading Communications Company


OPTUS
hello!
OPTUS

www.singtel.com

SingTel

From: Lim Li Ching
Sent: Thursday, June 21, 2007 6:58 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 21, 2007 6:57:34 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

/)ouncement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00004
Submission Date & Time :: 21-Jun-2007 06:56:47
Broadcast Date & Time :: 21-Jun-2007 06:57:34
Company Name :: SINGTEL
Submitted By :: Ms Chan Su Shan
=-=

>> CLICK HERE for the full announcement details.

)

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/06/2007

TIME: 09:11:23

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Day 2007-Presentation by Koh Kah Sek & Vicki Brady

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: ASX.Online@asx.com.au
Sent: Thursday, June 21, 2007 7:12 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 468697.pdf

468697.pdf (397 KB)

ASX confirms the release to the market of Doc ID: 468697 as follows:
Release Time: 21-Jun-2007 09:11:19
ASX Code: SGT
File Name: 468697.pdf
Your Announcement Title: SingTel Investor Day 2007-Presentation by Koh Kah Sek and Vi

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	18-Jun-2007 19:07:33
Announcement No.	00144

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notice of Books Closure/Record Date
Description	
Attachments:	363-sgx.pdf Total size = **19K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT ON NOTICE OF BOOKS CLOSURE/RECORD DATE

NOTICE OF BOOKS CLOSURE
(for Shares Quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 13 August 2007 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares in the capital of the Company ("Shares") received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 10 August 2007 will be registered to determine members' entitlements to the proposed final and special dividends.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 10 August 2007 will be entitled to the proposed final and special dividends. Payment of the final and special dividends, if approved by members at the 15th Annual General Meeting, will be made on 30 August 2007.

NOTICE OF RECORD DATE
(for Shares Quoted on ASX Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the record date ("Record Date") to determine entitlements to the proposed final and special dividends is 10 August 2007. Holders of CHESS Units of Foreign Securities relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final and special dividends. Payment of the final and special dividends, if approved by members at the 15th Annual General Meeting, will be made on 30 August 2007.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final and special dividends in relation to the Shares which are listed on ASX Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Dated : 18 June 2007

Notes:

A member (other than CHESS Depositary Nominees Pty Ltd) who wishes to have his SingTel Dividends credited directly into his bank account should contact The Central Depository (Pte) Limited at Tel: +65 6535 7511, if he has not already signed/returned his Direct Crediting Authorisation Form.

A CUFS holder who wishes to have his SingTel dividends credited directly into his bank account should contact the Company's Australian registry, Computershare Investor Services Pty Limited at Tel: 1800 501 501 or +61 3 9615 5970, if he has not already signed/returned his Request for Direct Crediting of Dividends Form ("Form"). The Form can be downloaded from www.computershare.com.

Lorinda Leung

From: Lim Li Ching
Sent: Monday, June 18, 2007 7:08 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, June 18, 2007 7:07:33 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00144
Submission Date & Time :: 18-Jun-2007 19:06:48
Broadcast Date & Time :: 18-Jun-2007 19:07:33
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

From: ASX.Online@asx.com.au
Sent: Tuesday, June 19, 2007 6:32 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 467614.pdf

467614.pdf (18 KB)

ASX confirms the release to the market of Doc ID: 467614 as follows:
Release Time: 19-Jun-2007 08:31:22
ASX Code: SGT
File Name: 467614.pdf
Your Announcement Title: Notice of Books Closure and Record Date

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/06/2007

TIME: 08:31:30

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Books Closure & Record Date

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	18-Jun-2007 12:36:23
Announcement No.	00030

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Bridge Mobile Alliance welcomes Advanced Info Service as its 11th operator member
Description	
Attachments:	BridgeAIS18Jun07.pdf Total size = **183K** (2048K size limit recommended)

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EMBARGOED FOR RELEASE UNTIL 1200HRS, 18 JUNE 2007

Bridge Mobile Alliance welcomes Advanced Info Service as its 11th operator member

The alliance's combined subscriber base exceeds 160 million across 11 territories in Asia Pacific

(18 June 2007) Bridge Mobile Alliance, the leading mobile alliance in Asia Pacific welcomes the joining of Thailand's Advanced Info Service ("AIS") as its newest operator member today.

With the addition of AIS, the alliance now has 11 operator members with a combined subscriber base of more than 160 million across 11 territories, and it is the largest mobile alliance in Asia-Pacific.

Earlier in February 2007, SK Telecom had joined the alliance; now both AIS and SK Telecom are also investing in the joint venture company Bridge Mobile Pte Ltd ("Bridge Mobile") as shareholders of the company. Bridge Mobile is the commercial vehicle in which the founding operators have jointly invested when the alliance was launched in November 2004; to establish a shared infrastructure and common service platforms to deliver regional mobile services across geographical borders, and to provide a better user experience for customers roaming on the alliance members' networks.

Mr Vikrom Sriprataks, Chief Technology Officer, AIS, said, "We are pleased to join Bridge Mobile Alliance who has the widest coverage of top-tier operators in the region. We look forward to working with the member operators to provide more value added services and a seamless roaming experience for our customers. AIS is the market leader in Thailand and being part of the largest regional mobile alliance group will further enhance our position as the leading and preferred operator for our customers."

Mr Shin Bae Kim, President and CEO, SK Telecom, said, "We see Bridge Mobile Alliance as a unique establishment for leading operators to cooperate with each other and provide benefits to the end users. SK Telecom is pleased to share our

knowledge and best practices with the alliance partners and we hope to create more innovative services that will benefit our customers."

Ms Mary Ong, Chief Executive Officer, Bridge Mobile, said, "This is indeed another significant milestone for us and we sincerely welcome SK Telecom and AIS to Bridge Mobile Alliance. We are privileged to be an alliance of the best-of-breeds in the mobile industry and we seek to leverage on the collective strengths of our partners to deliver clear benefits to our stakeholders and customers. The alliance was formed with clear objectives to create value and benefits for our member operators, end users and our technology partners. With a combined customer base of more than 160 million subscribers across 11 territories, we have the critical mass to continually develop new ideas and cooperation opportunities that will bring about synergies and commercial benefits. We look forward to working closely with all our partners to deliver these benefits."

About Bridge Mobile Alliance

Established in November 2004, Bridge Mobile Alliance is Asia Pacific's leading mobile alliance group. The alliance is a current partnership of eleven leading mobile operators in Asia Pacific, namely, Airtel (India), Advanced Info Service (Thailand), CSL (Hong Kong), CTM (Macau), Globe Telecom (Philippines), Maxis (Malaysia), SingTel Mobile (Singapore), SingTel Optus (Australia), SK Telecom (Korea), Taiwan Mobile (Taiwan) and Telkomsel (Indonesia), as well as eight technology associate members. Bridge Mobile Alliance operates through a Singapore-incorporated joint venture company, Bridge Mobile Pte Ltd.

Bridge Mobile Alliance offers significant commercial benefits and economies of scale to alliance members. Through close collaboration, alliance members can leverage on collective capabilities and best practices to develop innovative mobile services for the Asia Pacific markets.

Bridge Mobile Alliance will invest up to US$40 million to build and establish a shared regional infrastructure, and to deliver a wider suite of regional mobile services. More importantly, Bridge Mobile Alliance is focused on creating a consistent delivery of regional mobile services across the region, thereby offering customers a seamless experience beyond borders. For more information, visit www.bridgemobile.com

About Advanced Info Service

Advanced Info Service Public Company Limited or AIS is an affiliation of Shin Corporation, under the business segment of Wireless Communications.

AIS was established in 1989 as the first mobile phone service operator in the 900 MHz frequency range utilizing Digital GSM systems, and is today the largest mobile operator serving more than 20 million subscriber nationwide. AIS has expanded continuously through its subsidiaries into a broader range of wireless communications services including import and distribution of SIM card and handsets, data communication service, broadband TV, mobile payment, call center and international telephony service.

AIS' mission is to deliver superior services that can be part of people daily life. It is aimed to maintain its dominance in market share of revenue and net profit growth, to enhance value for its stakeholders and to dedicate continuously to Corporate Social Responsibility. For more information, visit www.ais.co.th

About SK Telecom

SK Telecom has made a number of historical breakthroughs in the Korean telecommunications industry since its establishment on March 29, 1984. Its history has evolved from a first generation analogue cellular system, to the world's first second generation CDMA, then to the world's first third generation synchronized IMT-2000 cellular system. SK Telecom was also the first in the world to commercialize HSDPA in May 2006 and open the way for the age of video calling. Based on these advanced mobile communications technologies, SK Telecom has become a pioneer in paving the way for a next generation network arena that includes the development of 4th and 5th generation mobile communication technology.

Based upon rapid network advancement, SK Telecom has mapped out a variety of

future growth engines that continue to create new values for its customers, bringing customers a more convenient Ubiquitous Life and providing innovative and customized services that are superior to anything they have ever experienced. These services include 'NATE', a wired and wireless integrated multi-Internet service, 'June', a premium multimedia service, 'MONETA', a state-of-the-art financial service, Digital Home service and Telematics. In 2004, SK Telecom successfully launched "Hanbyul," the world's first DMB satellite, to presage the age of "TV in my palm" and lead the world in the infusion of telecommunications and broadcasting. For more information, visit www.sktelecom.com/eng

For more information, please contact:

Bridge Mobile
Linda Loh
Manager, Corporate Marketing
Telephone: +65-6424 6294
Email: Linda.loh@bridgemobile.com

Advanced Info Service
Siriphen Taiwasupakul
Public Relations Specialist
Telephone: +66 2299 5042
Email: siriphet@ais.co.th

SK Telecom
Eun Seok Han
Manager
Telephone: +82 2 6100 2295
Email: silver21@sktelecom.com

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/06/2007

TIME: 14:45:32

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Bridge Mobile Alliance welcomes Advance Info Service

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: ASX.Online@asx.com.au
Sent: Monday, June 18, 2007 12:46 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 467422.pdf

467422.pdf (183 KB)

ASX confirms the release to the market of Doc ID: 467422 as follows:
Release Time: 18-Jun-2007 14:45:26
ASX Code: SGT
File Name: 467422.pdf
Your Announcement Title: Bridge Mobile Alliance welcomes Advance Info Service

From: Lim Li Ching
Sent: Monday, June 18, 2007 12:37 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, June 18, 2007 12:36:23 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00030
Submission Date & Time :: 18-Jun-2007 12:35:41
Broadcast Date & Time :: 18-Jun-2007 12:36:23
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	18-Jun-2007 07:54:27
Announcement No.	00002

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Optus 50% joint venture obtains Government funding for rural and regional Australia broadband network
Description	
Attachments:	Opel.Singtel.pdf MediareleaseOPEL.pdf Total size = **96K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

Optus 50% joint venture obtains Government funding for rural and regional Australia broadband network

On 19 December 2006, SingTel announced that OPEL Networks Pty Limited (OPEL), a 50% owned joint venture of Optus Networks Pty Limited (Optus – a wholly owned subsidiary of SingTel) with Elders Telecommunications Infrastructure Pty Ltd (Elders – a wholly owned subsidiary of Futuris Corporation), had lodged an application for funds under the Australian Government's Broadband Connect Infrastructure Program (BCIP).

SingTel is pleased to announce that OPEL has secured in-principle approval of A$958 million in funding for a rural and regional wholesale broadband network in Australia.

With this approval, OPEL will commence negotiations with the Australian Government to finalise the commercial agreement. The Government requires the network to be built by 30 June 2009.

Optus and Elders will contribute A$917 million towards the project through up to A$200 million cash financing, existing extensive infrastructure and distribution presence of its shareholders and in kind contributions.

Optus will adopt equity accounting for its 50% stake in OPEL. The equity accounted results of OPEL and other commercial arrangements that Optus will have with OPEL are not expected to have a material impact on the financial statements of the SingTel Group for the year ending 31 March 2008.

'yes' OPTUS

Elders

Media Release

18 June 2007

Elders and Optus to build rural and regional broadband network

The Optus and Elders joint venture, *OPEL Networks Pty Ltd* (OPEL), has secured $958 million in funding from the Australian Government.

This comprises $600 million from the previously announced Broadband Connect Infrastructure Program and an additional $358 million in funding to further extend high-speed affordable broadband services to rural and regional Australians.

The OPEL network will cover 638,000 square kilometres extending across all States and Territories.

OPEL will deploy 1361 broadband wireless sites and install ADSL2+ in 312 exchanges.

Optus will also activate 114 new exchanges with ADSL2+ as part of its existing commitment to provide competitive broadband services. The total number of new exchanges to be activated with ADSL2+ by OPEL and Optus will be 426.

OPEL will initially deliver wireless broadband speeds of up to 6 megabits per second (Mbps) rising to 12 Mbps by 2009 using an internationally deployed broadband wireless technology appropriately designed for Australian conditions. Broadband delivered by ADSL2+ will have speeds of up to 20 Mbps.

Through OPEL, Optus and Elders will contribute $917 million towards the project through upgraded infrastructure, cash and in kind contributions.

Paul O'Sullivan, Chief Executive, Optus said: "This is a major win for competition and choice in rural and regional Australia.

"This is a common sense partnership that builds on Optus' and Elders' mutual strengths. We will create a competitive wholesale market that will transform rural and regional telecommunications. OPEL will drive big benefits for rural and regional customers by providing competitive broadband services.

"The Australian Government's rigorous, detailed and well contested competitive tender process has gone a long way to build a regional wholesale network to deliver competition and a sustainable solution to rural and regional Australia's future broadband needs."

Les Wozniczka, Chief Executive Officer, of Elders parent company Futuris said: "We are delighted that OPEL has been selected to deliver what will be a landmark infrastructure project for Australia.

"The program will deliver much needed access, equity and social benefits to rural and regional communities. The OPEL network is the result of 18 months highly detailed work to address those needs."

The OPEL network will provide significant competitive backhaul capacity. This will break the current monopoly and offer a competitive supply of backhaul to other local internet service providers as well as Elders and Optus. OPEL will use almost 15,000 kilometres of backhaul through existing Optus transmission, leased transmission and the construction of new transmission fibre.

Where feasible the joint venture will make the best use of existing Optus infrastructure by co-locating broadband wireless equipment with existing 2G / 3G mobile sites and upgrading and 'swapping out' infrastructure, thereby reducing duplication of existing infrastructure.

Mr Wozniczka said Elders was well aware of the need for improved telecommunications service to country Australia and is excited to be part of the process to improve telecomminications access for rural and regional Australians.

"Our clients know how Elders led the move to improve rural banking service with the formation of Elders Rural Bank. Through OPEL we expect to do the same in telecommunications which we see as highly synergistic with our existing product offerings in real estate, banking and financial services," Mr Wozniczka said.

OPEL will now commence negotiations with Government to finalise the commercial agreement. The Government requires the network to be built by 30 June 2009.

For further information:

Melissa Favero
Optus Corporate Affairs
02 9342 5030

Les Wozniczka
CEO Futuris Corporation
08 8425 499

Don Murchland
Futuris/Elders
0439 300 932

Requests for images from today's announcement can be directed to Sharon Watt at Porter Novelli on 0409 675 100 or sharonw@porternovellisa.com.au.

Facts

- OPEL will be jointly owned 50:50 by Elders and Optus. It is expected to be self-funding after initial financing of up to $200 million and will benefit from contributions in kind, leveraging Optus' existing infrastructure and Elders distribution presence.
- OPEL's broadband wireless and ADSL2+ network has been designed to target a principal market of 3.7 million rural and regional premises. An additional 5.3 million premises could be served on the fringes of OPEL's broadband wireless network where there is already significant competitive broadband infrastructure.
- OPEL Network will cover 638,000 square kilometres and extends across all States and Territories.
- OPEL will deploy 1361 broadband wireless sites via WiMax, each with a reach of 20 kilometres and 312 latest generation ADSL2+ DSLAMS.
- Upgrade 1023 transmissions spurs and 461 new microwave transmission spurs.
- Where there is infrastructure duplication it will be reduced by: co-locating broadband wireless equipment; using existing 2G/3G mobile sites; and upgrading or 'swapping out' existing microwave or fibre distribution infrastructure rather than deploy new infrastructure.
- OPEL will initially deliver wireless broadband speeds up to 6 Mbps rising to 12 Mbps by 2009 and up to 20 Mbps on ADSL2+. Actual speeds will vary due to various factors such as distance from the base station, selected service, customer equipment and general internet traffic.
- OPEL will use a state-of-the-art broadband wireless technology based on WiMax standards. WiMax standards are well suited for the delivery of high-speed broadband across large geographic areas making it an ideal choice for low density populations like Australia.
- WiMax has been widely deployed across locations in Europe, rural USA and Canada to deliver both residential and business broadband services.
- Services will be retailed through 400 Elders and 100 Optus stores in rural areas.
- Residential broadband and telephony services will be supplemented by a range of business-grade offerings for both small and large organisations operating in rural and regional areas as well as providing wholesale backhaul transmission for local and regionally based service providers.
- Broadband wireless will utilise public and apparatus licence spectrum. The term WiMAX is used in this fact sheet as a generic term to describe a family of technologies that includes Broadband Wireless Access (BWA).
- OPEL will deploy a total of 1361 Broadband Wireless sites comprising: 438 in New South Wales; 339 in Queensland; 117 in South Australia; 45 in Tasmania; 296 in Victoria; 113 in Western Australia; 10 in the Northern Territory; and 3 in the Australian Capital Territory.

- OPEL will deploy a total of 312 ADSL2+ DSLAMS and Optus will deploy an additional 114 ADSL2+ DSLAMS. A total of 426 exchanges will be activated with ADSL2+ comprising: 126 in New South Wales; 109 in Queensland; 44 in South Australia; 15 in Tasmania; 82 in Victoria; 49 in Western Australia and 1 in the Australian Capital Territory.
- Optus and Elders will adopt equity accounting in respect of their 50 per cent investments in OPEL.

About Elders
Elders is a wholly owned subsidiary of Futuris Corporation and Australia's leading rural and regional service provider. It has been serving the needs of rural and regional Australia for almost 170 years. From a network of 400 locations, including 280 rural branches, Elders delivers a multi-product service offering including sale and supply of farm inputs, agency services in wool, livestock and real estate, supply chain management, sale and marketing of meat, livestock and grain and financial services including banking (Elders Rural Bank), insurance (Elders Insurance), wealth management and telecommunications.

About Optus
Optus is an Australian leader in integrated communications - serving more than six million customers each day. The company provides a broad range of communications services including mobile, national and long distance services, local telephony, international telephony, business network services, internet and satellite services and subscription television.

From: Lim Li Ching

Sent: Monday, June 18, 2007 7:55 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
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>> CLICK HERE for the full announcement details.

ASX

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FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/06/2007

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TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

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SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Optus 50% joint venture obtains government funding for rural

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ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/06/2007

TIME: 10:09:11

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release Elders and Optus to build rural and regional

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

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PLEASE NOTE:
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Ong Winn Nie

From:	ASX.Online@asx.com.au
Sent:	Monday, June 18, 2007 8:09 AM
To:	Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	467257.pdf

467257.pdf (71 KB)

ASX confirms the release to the market of Doc ID: 467257 as follows:
Release Time: 18-Jun-2007 10:08:56
ASX Code: SGT
File Name: 467257.pdf
Your Announcement Title: Optus 50% joint venture obtains government funding for rural

Ong Winn Nie

From:	ASX.Online@asx.com.au
Sent:	Monday, June 18, 2007 8:09 AM
To:	Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	467259.pdf

467259.pdf (60 KB)

ASX confirms the release to the market of Doc ID: 467259 as follows:
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Your Announcement Title: Media Release Elders and Optus to build rural and regional

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